EXHIBIT 3.1

AMENDMENT TO BYLAWS OF

SYKES ENTERPRISES, INCORPORATED

(Approved and Adopted on March 19, 2014)

Paragraph (b) of Section 3.10 is hereby amended to read as follows in its entirety:

3.10 Vote Required.

* * * *

(b) Election of Directors. Except as expressly provided herein and in Section 4.7 (Vacancies) hereof and as may be provided in the terms of any series of preferred stock authorized for issuance pursuant to the Corporation’s Articles of Incorporation, each nominee for director in an election in which the number of nominees is equal to the number of open board seats (an “Uncontested Election”) shall be elected by the affirmative vote of a majority of the votes cast with respect to that nominee’s election at any shareholders’ meeting at which a quorum is present. If, as of the fourteenth (14th) day preceding the date the Corporation first distributes its notice of meeting for such meeting to its shareholders, the number of nominees exceeds the number of open board seats (a “Contested Election”), the directors shall be elected by the vote of a plurality of the votes cast, whether or not such election becomes an Uncontested Election after such date. For purposes of this Section 3.10(b), a majority of votes cast shall mean that the number of shares voted “for” a director’s election exceeds 50% of the number of votes cast with respect to that director’s election. Votes cast shall include (i) votes for the election of such director, (ii) votes against the election of such director and (iii) votes to withhold authority to vote for such director, and shall exclude abstentions with respect to that director’s election and broker non-votes, although abstentions and broker non-votes may be counted for purposes of determining the presence of a quorum at the meeting. At a meeting of shareholders at which directors are to be elected by a plurality of the votes cast, shareholders shall not be permitted to cast votes “against” any nominee, but rather shall either vote for or withhold authority to vote their shares with respect to any nominee. With regard to Uncontested Elections, each nominee for election as a director shall provide to the Company, prior to the distribution of the proxy statement relating to such meeting, a contingent letter of resignation from the Board which shall become effective only if the director fails to receive a sufficient number of votes for re-election at the annual meeting of shareholders and the Board determines to accept the resignation. The Board will consider and act upon the letter of resignation of a director who fails to receive the affirmative vote of a majority of the votes cast on his or her election within ninety (90) days after the date on which the election results were certified and will promptly make public disclosure of the results of its decision. The Board, in making its decision, may consider any factors or other information that it considers appropriate and relevant. The director who has tendered his or her resignation shall not participate in the decision of the Board with respect to his or her resignation. If such incumbent director’s resignation is not accepted by the Board, such director shall continue to serve until the end of his or her term and until his or her successor is duly elected, or his or her earlier resignation or removal. If a director’s resignation is accepted by the Board pursuant to this bylaw, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 4.7 hereof or may decrease the size of the Board pursuant to the provisions of Section 4.1 hereof. [END]